# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUNPOWER INC., CIK 0001838987
CUSIP: 20460L104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1403 N. Research Way, Orem, Utah (UT), 84097
Date of event which requires filing of this statement: 04/24/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001183967
Persons authorized to receive notices and communications: Thurman J. Rodgers, 535 Eastview Way, Woodside, California (CA), 94062, (877) 299-4943; Nicolas Wenker, Chief Legal Officer SunPower Inc., 1403 North 630 East, Orem, Utah (UT), 84097, (877) 299-4943

## Reporting persons
- Thurman J. Rodgers (CIK 0001183967): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 128,210; shared voting power 50,448,643; sole dispositive power 128,210; shared dispositive power 50,448,643; aggregate amount beneficially owned 50,576,853 (33.2% of the class)
  Comment: Rows 7 and 9: Consists of: (a) 8,842 shares of Common Stock, $0.0001 par value per share, of the Issuer ("Common Stock"), (b) 2,767 shares of Common Stock issuable pursuant to Warrants exercisable within 60 days of April 30, 2026, and (c) 116,601 options to purchase Common Stock of the Issuer (the "Stock Options") that are exercisable within 60 days of April 30, 2026.
  
  Rows 8 and 10: Consists of: (a) 24,841,465 shares of Common Stock consisting of (1) 485,562 shares of Common Stock held by Rodgers Capital LLC, of which the Reporting Person is a manager, (2) 1,838,235 shares of Common Stock held by the Rodgers Family Freedom and Free Markets Charitable Trust (the "Charitable Trust"), of which the Reporting Person is a trustee, (3) 21,590,490 shares of Common Stock held by the Rodgers Massey Revocable Living Trust (the "Living Trust"), of which the Reporting Person is a trustee, (4) 463,589 shares of Common Stock held by the TJ Rodgers 2012 Irrevocable Trust dtd 12/26/12 (the "Rodgers Trust"), for which the Reporting Person serves as trustee, and (5) 463,589 shares of Common Stock held by the Valeta Massey 2012 Irrevocable Trust dtd 12/26/12 (the "Massey Trust"), for which the Reporting Person's spouse serves as trustee; (b) 3,051,571 shares of Common Stock issuable upon conversion of the Issuer's 10% convertible senior secured notes due 2029 (the "10% Notes") held by the Living Trust, of which the Reporting Person is a trustee; (c) 610,314 shares of Common Stock issuable upon conversion of the 10% Notes held by the Charitable Trust, of which the Reporting Person is a trustee; (d) 2,339,181 shares of Common Stock issuable upon conversion of the Issuers 7% convertible senior notes due 2029 (the "7% Notes") held by the Living Trust, of which the Reporting Person is a trustee; (e) 2,339,181 shares of Common Stock issuable upon conversion of the Issuers 7% Notes held by the Charitable Trust, of which the Reporting Person is a trustee; (f) 15,291,364 shares of Common Stock issuable upon conversion of the Issuer's 12% convertible senior notes due 2029 (the "12% Notes") held by the Living Trust, of which the Reporting Person is a trustee; (g) 1,253,918 shares of Common Stock issuable upon conversion of the Issuer's 12% Notes held by the Charitable Trust, of which the Reporting Person is a trustee; and (h) 724,416 shares issuable pursuant to Warrants exercisable within 60 days of April 30, 2026, consisting of (1) 151,881 Warrants held by Rodgers Capital LLC, of which the Reporting Person is a manager and (2) 569,768 Warrants held by the Living Trust, of which the Reporting Person is a trustee.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.
- Rodgers Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 637,443; sole dispositive power 0; shared dispositive power 637,443; aggregate amount beneficially owned 637,443 (0.5% of the class)
  Comment: Rows 8 and 10: Consists of: (a) 485,562 shares of Common Stock and (b) 151,881 Warrants exercisable within April 30, 2026.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.
- TJ Rodgers 2012 Irrevocable Trust dtd 12/26/12: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 463,589; sole dispositive power 0; shared dispositive power 463,589; aggregate amount beneficially owned 463,589 (0.4% of the class)
  Comment: Rows 8 and 10: Consists of 463,589 shares of Common Stock held by the Rodgers Trust, for which the Reporting Person's spouse serves as trustee.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.
- Valeta Massey 2012 Irrevocable Trust dtd 12/26/12: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 463,589; sole dispositive power 0; shared dispositive power 463,589; aggregate amount beneficially owned 463,589 (0.4% of the class)
  Comment: Rows 8 and 10: Consists of 463,589 shares of Common Stock held by the Massey Trust, for which the Reporting Person's spouse serves as trustee.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.
- Rodgers Family Freedom and Free Markets Charitable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 6,041,648; sole dispositive power 0; shared dispositive power 6,041,648; aggregate amount beneficially owned 6,041,648 (4.6% of the class)
  Comment: Rows 8 and 10: Consists of: (a) 1,838,235 shares of Common Stock; (b) 610,314 shares of Common Stock issuable upon conversion of the 10% Notes, which are convertible within 60 days of April 30, 2026; (c) 1,253,918 shares of Common Stock issuable upon conversion of the 12% Notes, which are convertible within 60 days of April 30, 2026; and (d) 2,339,181 shares of Common Stock issuable upon conversion of the 7% Notes, which are convertible within 60 days of April 30, 2026.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.
- Rodgers Massey Revocable Living Trust dtd 4/4/11: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 42,842,374; sole dispositive power 0; shared dispositive power 42,842,374; aggregate amount beneficially owned 42,842,374 (29% of the class)
  Comment: Rows 8 and 10: Consists of: (a) 21,590,490 shares of Common Stock; (b) 569,768 Warrants exercisable within April 30, 2026; (c) 3,051,571 shares of Common Stock issuable upon conversion of the 10% Notes, which are convertible within 60 days of April 30, 2026; (d) 15,291,364 shares of Common Stock issuable upon conversion of the 12% Notes, which are convertible within 60 days of April 30, 2026; and (e) 2,339,181 shares of Common Stock issuable upon conversion of the 7% Notes, which are convertible within 60 days of April 30, 2026.
  
  Row 13: This percentage is calculated based on 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: SUNPOWER INC.
Address of issuer's principal executive offices: 1403 N. Research Way, Orem, Utah (UT), 84097
Comment: Thurman J. Rodgers, Rodgers Capital LLC and the Rodgers Massey Revocable Living Trust dtd 4/4/11 previously filed a Schedule 13G with the Securities and Exchange Commission (the "SEC") on July 31, 2023 to report their acquisition of, in the aggregate, 7,082,187 shares of Common Stock of the Issuer. The Reporting Persons are filing this Schedule 13D to reflect, among other things, (a) the appointment on April 24, 2024 of the Reporting Person as the Chief Executive Officer of the Issuer (as previously reported on the Issuer's Form 8-K filed with the SEC on April 30, 2024) and (b) the Reporting Person's beneficial ownership of the Issuer's securities following the Issuer's issuance of 10% Notes on April 23, 2026.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Thurman J. Rodgers, Rodgers Capital LLC, a Delaware limited liability company, the Rodgers Family Freedom and Free Markets Charitable Trust (the "Charitable Trust"), the Rodgers Massey Revocable Living Trust dtd 4/4/11 (the "Living Trust"), the TJ Rodgers 2012 Irrevocable Trust dtd 12/26/12 (the "Rodgers Trust") and the Valeta Massey 2012 Irrevocable Trust dtd 12/26/12 (the "Massey Trust", and together with Mr. Rodgers, Rodgers Capital LLC, the Charitable Trust, the Living Trust and the Rodgers Trust, collectively, the "Reporting Persons").

This Schedule 13D amends and supersedes the Schedule 13G as originally filed by Mr. Rodgers, Rodgers Capital LLC and the Living Trust on July 31, 2023 with respect to the Common Stock beneficially owned by Mr. Rodgers at such time. Mr. Rodgers may be deemed to have beneficial ownership of shares of Common Stock held by the other Reporting Persons as Mr. Rodgers serves as a manager of Rodgers Capital LLC, he serves as the trustee of each of the Charitable Trust, the Living Trust and the Rodgers Trust, and his spouse serves as trustee of the Massey Trust. Mr. Rodgers disclaims beneficial ownership of shares held by Rodgers Capital LLC, the Charitable Trust, the Living Trust, the Rodgers Trust and the Massey Trust, except to the extent of his pecuniary interest therein.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Residence or business address: The address of each of the Reporting Persons is: 575 Eastview Way, Woodside, CA 94062.
Present principal occupation or employment: Mr. Rodgers is the Chief Executive Officer, a member of the Board of Directors and the Executive Chairman of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Thurman J. Rodgers - United States
Rodgers Capital LLC - Delaware
Living Trust - California
Charitable Trust - California
Rodgers Trust - California
Massey Trust - California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Rodgers, Rodgers Capital LLC and the Living Trust received, in the aggregate, 7,082,187 shares of Common Stock and 724,416 warrants to purchase Common Stock on July 18, 2023 upon the closing of the transactions contemplated by pursuant to that certain Business Combination Agreement, dated May 26, 2023, by and among Freedom Acquisition I Corp. ("FACT"), Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT, Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT, SunPower Inc. (f/k/a Complete Solaria, Inc. and Complete Solar Holding Corporation), a Delaware corporation, and The Solaria Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of the Issuer, as previously reported on a Form 4 filed with the SEC on July 20, 2023 (as amended on July 24, 2023).

On December 3, 2023, the Issuer issued to Mr. Rodgers the Stock Options exercisable for an aggregate of 116,601 shares of Common Stock, and such options are fully exercisable.

As previously reported on the Issuer's Form 8-K filed with the SEC on February 16, 2024, on January 31, 2024 the Issuer entered into a Simple Agreement for Future Equity with the Living Trust in connection with its $1.0 million investment in the Issuer (the "First Safe").

As previously reported on the Issuer's Form 8-K filed with the SEC on February 16, 2024, on February 15, 2024 the Issuer entered into a Simple Agreement for Future Equity with the Charitable Trust in connection with its $3.5 million investment in the Issuer (the "Second Safe").

As previously reported on the Issuer's Form 8-K filed with the SEC on April 22, 2024, on April 21, 2024 the Issuer entered into an amendment to the First Safe and the Second Safe pursuant to which the First Safe was converted into 4,166,666 shares of Common Stock, and the Second Safe was converted into 9,722,222 shares of Common Stock.

As previously reported on the Issuer's Form 8-K filed with the SEC on May 17, 2024, on May 13, 2024 the Issuer and the Charitable Trust entered into Simple Agreement for Future Equity in connection with the Charitable Trust investing $1.0 million in the Issuer, and which was subsequently converted and exchanged into $1,000,000 principal amount of the 10% Notes issued to the Charitable Trust on April 23, 2026.

As previously reported on the Issuer's Form 8-K filed with the SEC on July 8, 2024, on July 1, 2024 the Issuer issued $18.0 million aggregate principal amount of its the 12% Notes to the Living Trust. The 12% Notes are convertible at the option of the holder at a conversion rate initially equal to 595.2381 shares of Common Stock per $1,000 principal amount of the 12% Notes, subject to adjustment.

As previously reported on the Issuer's Form 8-K filed with the SEC on September 12, 2024, on September 8, 2024 the Issuer issued $4.0 million aggregate principal amount of the 7% Notes to each of the Charitable Trust and the Living Trust. The 7% Notes are convertible at any time until the day before the maturity date of July 1, 2029 at a conversion rate of 584.7953 shares of Common Stock per $1,000 principal amount of the 7% Notes, subject to adjustment.

On May 30, 2025, each of the Massey Trust and the Rodgers Trust purchased 150,000 shares of Common Stock at a weighted average price of $1.38, as previously reported on a Form 4 filed with the SEC on June 3, 2025. On June 2, 2025, each the Massey Trust and the Rodgers Trust purchased 10,589 shares of Common Stock, each at a weighted average price of $1.49, as previously reported on a Form 4 filed with the SEC on June 4, 2025. Subsequently, on June 3, 2025, each of the Massey Trust and the Rodgers Trust purchased 303,000 shares of Common Stock, each at a weighted average price of $1.68, as previously reported on a Form 4 filed with the SEC on June 5, 2025.

As previously reported on the Issuer's Form 8-K filed with the SEC on July 16, 2025, on July 10, 2025 the Issuer issued an additional 12% Note (the "July 2025 Note") in the principal amount of $5.0 million to the Living Trust. The July 2025 Note is convertible at a conversion rate initially equal to 558.6592 shares of Common Stock per $1,000 principal amount of the July 2025 Note, subject to adjustment.

As previously reported on the Issuer's Form 8-K filed with the SEC on November 24, 2025, on November 20, 2025, the Issuer issued an additional 12% Note (the "November 2025 Note") in the principal amount of $2.0 million to the Charitable Trust. The November 2025 Note is convertible at a conversion rate initially equal to 626.9592 shares of Common Stock per $1,000 principal amount of the November 2025 Note, subject to adjustment.

As previously reported on the Issuer's Form 8-K filed with the SEC on January 30, 2026, on January 29, 2026 the Issuer issued an additional 12% Note (the "January 2026 Note") in the principal amount of $3.3 million to the Living Trust. The January 2026 Note is convertible at the option of the holder at a conversion rate initially equal to 540.5405 shares of Common Stock per $1,000 principal amount of the January 2026 Note, subject to adjustment.

As previously reported on the Issuer's Form 8-K filed with the SEC on April 14, 2026, on April 8, 2026, the Issuer entered into a Simple Agreement for Future Equity with the Living Trust in connection with its $5.0 million investment in the Issuer (the "2026 Safe"), and which was subsequently converted and exchanged into $5.0 million principal amount of the 10% Notes.

As previously reported on the Issuer's Form 8-K filed with the SEC on April 22, 2026, on April 21, 2026 the Issuer entered into Note Purchase Agreements with each of the Living Trust and the Charitable Trust to issue the trusts $5.0 million principal amount of the 10% Notes and $1.0 million principal amount of the 10% Notes, respectively. The 10% Notes were issued to the Living Trust and Charitable Trust on April 23, 2026 in consideration for the cancellation and exchange of the 2026 Safe and the May Safe. The 10% Notes are convertible at the option of the holder at a conversion rate initially equal to 610.3143 shares of Common Stock per $1,000 principal amount of the 10% Notes, subject to adjustment.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

As disclosed above and in the Issuer's Current Report on Form 8-K filed with the SEC on April 30, 2024, on April 24, 2024 Mr. Rodgers was appointed as the Chief Executive Officer of the Issuer. Mr. Rodgers has served as a director of the Issuer since July 2023. As a director and officer and affiliate of the Issuer, Mr. Rodgers may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Issuer's insider trading policies, Mr. Rodgers may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Rodgers may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Collectively, the Reporting Persons beneficially own an aggregate of 50,576,853 shares of Common Stock representing 33.2% of the outstanding shares of Common Stock of the Issuer. The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 126,652,769 shares of Common Stock issued and outstanding as of April 13, 2026, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 14, 2026.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The information set forth in the cover pages and Item 2 are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
The information in Item 3 is hereby incorporated by reference into this Item 5(c).

Except as disclosed in this Statement, the Reporting Persons did not effect any transaction with respect to Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Form of SAFE (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 16, 2024
Exhibit 3 - Form of SAFE (May 2024) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 22, 2024)
Exhibit 4 - Form of Amendment to SAFE (2024) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 17, 2024)
Exhibit 5 - Form of Convertible Note dated July 1, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 8, 2024)
Exhibit 6 - Form of Convertible Note Purchase Agreement dated July 1, 2024 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on July 8, 2024)
Exhibit 7 - Form of Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 26, 2024)
Exhibit 8 - Convertible Promissory Note dated July 10, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 16, 2025)
Exhibit 9 - Convertible Promissory Note dated November 20, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 24, 2025)
Exhibit 10 - Convertible Promissory Note dated January 29, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 30, 2026)
Exhibit 11 - Simple Agreement for Future Equity dated April 8, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 14, 2026)
Exhibit 12 - Affiliate Note Purchase Agreement dated April 21, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on April 22, 2026)

## Signatures
- Thurman J. Rodgers: /s/ Thurman J. Rodgers, Thurman J. Rodgers (04/30/2026)
- Rodgers Capital LLC: /s/ Thurman J. Rodgers, Thurman J. Rodgers, Manager (04/30/2026)
- TJ Rodgers 2012 Irrevocable Trust dtd 12/26/12: /s/ Thurman J. Rodgers, Thurman J. Rodgers, Trustee (04/30/2026)
- Valeta Massey 2012 Irrevocable Trust dtd 12/26/12: /s/ Valeta Massey, Valeta Massey Trustee (04/30/2026)
- Rodgers Family Freedom and Free Markets Charitable Trust: /s/ Thurman J. Rodgers, Thurman J. Rodgers, Trustee (04/30/2026)
- Rodgers Massey Revocable Living Trust dtd 4/4/11: /s/ Thurman J. Rodgers, Thurman J. Rodgers, Trustee (04/30/2026)